884247

02013899

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 1/31/02

FORM 6-K

RECEIVED
FEB 07 2002
359

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

LEADING BRANDS, INC.
(Registrant)

160 - 7400 River Road, Richmond, British Columbia V6X 1X6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date February 6, 2002

By _______________
(Signature)

Marilyn Kerzner

Director of Corporate Affairs

NOTICE OF CHANGE OF AUDITOR

LEADING BRANDS, INC.
(the "Company")

TO: ALL HOLDERS OF COMMON SHARES IN THE CAPITAL OF THE COMPANY

Please be advised that the board of directors of the Company has asked its auditor, Deloitte & Touche LLP, Chartered Accountants, of P.O. Box 49279, Four Bentall Centre, 2100 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4 (the "Former Auditor") to resign from office effective December 13, 2001 and that BDO Dunwoody LLP, Chartered Accountants, of 600 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 (the "Successor Auditor") has agreed to act as the Company's auditor commencing on December 13, 2001.

The Company reports that there have been no reservations in the auditor's reports of Deloitte & Touche LLP for the two most recently completed fiscal years reported on ending February 28, 2000 and February 28, 2001.

In the opinion of the Company, there have been no "Reportable Events" (as defined below) in connection with the audit of the Company's two most recently completed fiscal years reported upon by Deloitte & Touche LLP.

For the purposes of this notice, National Policy Statement No. 31 of the Canadian Securities Administrators states that a Reportable Event may consist of "disagreements", "unresolved issues" and "consultations" between the Company and its Former Auditor. Unresolved issues and consultations are defined in the policy as follows:

Disagreements

Disagreements refer to any matter of audit scope, accounting principles or policies or financial statements disclosure that, if not resolved to the satisfaction of the former auditor, would have resulted in a reservation in the auditor's report.

Disagreements include both those resolved to the former auditor's satisfaction and those not resolved to the former auditor's satisfaction. Disagreements should have occurred at the decision-making level, i.e. between personnel of the reporting issuer responsible for the finalization of its financial statements and the personnel of the auditor firm responsible for authorizing the issuance of audit reports with respect to the reporting issuer.

The term disagreement is to be interpreted broadly. It is not necessary for there to have been an argument to have had a disagreement, merely a difference of opinion. The term disagreement does not include initial differences of opinion, based on incomplete facts or preliminary information, that were later resolved to the former auditor's satisfaction, provided that the reporting issuer and the former auditor do not continue to have a difference of opinion upon obtaining additional facts or information.

Unresolved Issues

Unresolved issues refer to matters which came to the former auditor's attention and which, in the former auditor's opinion, materially impact on the financial statements or audit reports (or which could have a material impact on them), where the former auditor has advised the reporting issuer about the matter and:

(a) the former auditor has been unable to fully explore the matter and reach a conclusion as to its implications prior to a resignation or termination of the former auditor;

(b) the matter was not resolved to the former auditor's satisfaction prior to a resignation or termination of the former auditor; or

(c) the former auditor is no longer willing to be associated with the financial statements prepared by management of the reporting issuer.

Consultations

Consultations refer to situations where the reporting issuer (or someone acting on its behalf) consulted the successor auditor regarding:

(a) the application of accounting principles to a specified transaction (either proposed or completed);

(b) the type of audit opinion that might be rendered on the reporting issuer's financial statements; or

(c) a disagreement as defined above;

and a written report or seriously considered oral advice was provided by the successor auditor to the reporting issuer.

The resignation of the Former Auditor and the recommendation to appoint the Successor Auditor were approved by the audit committee and the board of directors of the Company.

DATED as of the 13th day of December, 2001.

LEADING BRANDS, INC.

Ralph D. McRae
Chairman, President, CEO

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

December 31, 2001

Leading Brands, Inc.
7400 River Road
Richmond, BC
V6X 1X6

Attention: Mr. Derek Henrey

BDO Dunwoody LLP
Chartered Accountants
600 – 666 Burrard Street
Vancouver, BC
V6C 2X8

Attention: Mr. Don De Jersey

Dear Sirs:

Re: Leading Brands, Inc. (the "Company") – Change of Auditor

We confirm that we have reviewed the notice of change of auditor dated December 13, 2001 prepared by the Company and forwarded to us in accordance with National Policy Statement No. 31 and, based upon the information known to us at this time, we agree with the information contained therein.

Yours very truly,

Deloitte & Touche LLP

Chartered Accountants
Vancouver, BC

TVN/kb

BDO

BDO Dunwoody LLP
Chartered Accountants and Consultants

600 Park Place
666 Burrard Street
Vancouver, BC, Canada V6C 2X8
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Direct Line: (604) 443-4706
E-mail: ddejersey@bdo.ca
14536

December 21, 2001

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

RE: Leading Brands, Inc. (the "Company") – Change of Auditor

We confirm that we have reviewed the notice of change of auditor dated December 13, 2001 prepared by the Company and forwarded to us in accordance with National Policy Statement No. 31 and, based upon the information known to us at this time, we agree with the information contained therein.

Yours truly,

Per: BDO Dunwoody LLP

Don de Jersey, CA

DdJ/dll

cc: Derek Henrey, Leading Brands, Inc.
cc: Terrence Neill, Deloitte & Touche LLP

LEADING BRANDS, INC.
(the "Company")

DIRECTORS' CONSENT RESOLUTIONS

We, the undersigned, being all of the Company's directors, hereby consent to and adopt in writing the following resolutions dated as of December 13, 2001:

1. CHANGE OF AUDITOR

WHEREAS the Board of Directors of the Company has asked its auditor, Deloitte & Touche LLP, Chartered Accountants ("Deloitte"), to resign as the Company's auditor effective December 13, 2001;

AND WHEREAS BDO Dunwoody LLP, Chartered Accountants ("Dunwoody"), have agreed to act as auditor of the Company, effective December 13, 2001;

BE IT RESOLVED THAT the Company accept the recommendation of the audit committee and accept the resignation of Deloitte and accept the recommendation of the audit committee and appoint Dunwoody auditor of the Company, effective as of December 13, 2001 and any one director of the Company is authorized to execute any and all documentation required in connection with the change of auditor, whether under the corporate seal of the Company or otherwise, including but not limited to the notice of change of auditor.

2. EXECUTION IN COUNTERPART

BE IT RESOLVED THAT these resolutions may be signed by the directors in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original (and each signed copy sent by electronic facsimile transmission shall be deemed to be an original), and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date set forth above.

(signed) *"Ralph D. McRae"*
Ralph D. McRae

(signed) *"R. Thomas Gaglardi"*
R. Thomas Gaglardi

(signed) *"Iain J. Harris"*
Iain J. Harris

(signed) *"Peter Buckley"*
Peter Buckley

(signed) *"Jonathan Merriman"*
Jonathan Merriman

(signed) *"Douglas Carlson"*
Douglas Carlson

LEADINGBRANDS

FOR IMMEDIATE RELEASE

CONTACT: Derek Henrey
CFO
Leading Brands, Inc.
Toll Free: 1-800-729-2746 ext. 313
E-mail: dhenr@LeadingBrandsInc.com

Stan Altschuler/David Waldman
Strategic Growth International, Inc.
Tel: 516-829-7111
E-mail: saltschuler@strategicgrowthint.com

LEADING BRANDS, INC. ANNOUNCES RECORD EARNINGS FOR THE THIRD QUARTER AND NINE MONTH PERIOD

- EBITDA Increases 259% Over Same Period Last Year -

VANCOUVER, CANADA, January 8, 2002. LEADING BRANDS, INC. (NASDAQ:LBIX), Canada's largest independent, fully integrated food and beverage brand management company, is pleased to announce record earnings for its fiscal third quarter ended November 30, 2001.

Revenues for the third quarter were $14.2 million Cdn ($8.9 million US), versus $17.3 million Cdn ($11.4 million US) for the third quarter of fiscal 2001. The reduction in revenues this year versus last was directly attributable to a change in the Company's SoBe relationship from distribution to co-pack. Excluding SoBe, revenue increased 11.1% over the same period last year, as all other areas of the business improved substantially, including profitability of existing and new business. EBITDA for the three-month period was $855,275 Cdn ($537,099 US) versus $238,410 Cdn ($157,502 US) in the same period last year. The Company reported net income for the third quarter of $86,486 Cdn ($54,312 US) or $0.01 Cdn per share, compared to net loss of $736,421 Cdn ($486,504 US) or $0.06 Cdn ($0.04 US) per share in the same period of last year.

Revenues for the first nine months were $51.4 million Cdn ($33.0 million US), versus $62.3 million Cdn ($42.0 million US) for the first nine months of fiscal 2001. EBITDA for the nine-month period was $4.6 million Cdn ($3.0 million US) versus $3.7 million Cdn ($2.5 million US) in the same period last year. Net income for the first nine months of fiscal 2002 was $2.2 million Cdn ($1.4 million US) or $0.16 Cdn ($0.10 US) per share, compared to net income of $873,854 Cdn ($604,911 US) or $0.07 Cdn ($0.05 US) per share in the same period of last year.

Ralph D. McRae, Chairman & Chief Executive Officer of Leading Brands, stated, "We are extremely pleased to report a profit, despite the third quarter being a seasonally weak period. Importantly, our EBITDA for the third quarter rose over 250 percent year to date, which represents a dramatic improvement in our financial position. Specifically, we have benefited tremendously from our cost controls, employee incentive programs and efficiency initiatives."

Mr. McRae continued, "Looking ahead, we will be well positioned for rapid and profitable growth, as we unveil our highly anticipated new product lines in the weeks ahead. Additionally, we continue to build our new business pipeline and we plan to fully utilize our extensive network of US relationships we have cultivated over the past five years by continually adding new beverage products."

- more -

Mr. McRae concluded, "In closing, I would like to wish all of our shareholders the very best for 2002. We at Leading Brands look to the future with boundless optimism."

We Build Brands™

Leading Brands, Inc. is the largest independent, fully integrated food and beverage brand management company in Canada. The Company's unique Integrated Distribution System (IDS) offers turnkey, one-stop shopping to food and beverage brand owners. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company's business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

This news release is available at www.LeadingBrandsInc.com

(tables follow)

LEADINGBRANDS

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)

	Three months ending November 30 2001	Three months ending November 30 2000	Nine months ending November 30 2001	Nine months ending November 30 2000
Sales	$ 14,213,983	$ 17,313,920	$ 51,367,627	$ 62,347,280
Expenses (Income)				
Cost of sales, operations, selling, general & administration expenses	13,340,992	17,237,617	47,075,035	59,251,817
Depreciation and amortization	569,910	694,252	1,721,767	1,995,933
Interest expense	198,879	280,579	693,168	813,367
Other	17,716	(162,107)	(291,397)	(587,690)
	14,127,497	18,050,341	49,198,573	61,473,427
Net income before taxes	86,486	(736,421)	2,169,054	873,853
Income Taxes	-	-	-	-
Net income after income taxes	86,486	(736,421)	2,169,054	873,853
Deficit, beginning of period	(13,441,668)	(15,716,818)	(15,524,236)	(16,910,840)
Preferred Share Dividends	-	-	-	(416,252)
Deficit, end of period	($ 13,355,182)	($ 16,453,239)	($ 13,355,182)	($ 16,453,239)
EARNINGS PER SHARE				
Basic	$ 0.01	$ (0.06)	$ 0.16	$ 0.07
Fully diluted	$ 0.01	$ (0.06)	$ 0.15	$ 0.07
Weighted average number of shares outstanding	13,558,878	11,567,921	13,606,377	10,289,520

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)

	Three months ending November 30 2001	Three months ending November 30 2000	Nine months ending November 30 2001	Nine months ending November 30 2000
Sales	$ 8,926,139	$ 11,438,145	$ 33,005,847	$ 41,963,022
Expenses (Income)				
Cost of sales, operations, selling, general & administration expenses	8,377,915	11,387,736	30,239,681	39,866,525
Depreciation and amortization	357,894	458,646	1,105,050	1,341,014
Interest expense	124,893	185,360	445,432	546,529
Other	11,125	(107,093)	(187,908)	(395,957)
	8,871,827	11,924,649	31,602,255	41,358,111
Net income before taxes	54,312	(486,504)	1,403,592	604,911
Income Taxes	-	-	-	-
Net income after income taxes	54,312	(486,504)	1,403,592	604,911
Deficit, beginning of period	(9,389,591)	(10,622,778)	(10,738,871)	(11,431,649
Preferred Share Dividends	-	-	-	(282,544)
Deficit, end of period	($ 9,335,279)	($ 11,109,282)	($ 9,335,279)	($ 11,109,282)
EARNINGS PER SHARE				
Basic	-	$ (0.04)	$ 0.10	$ 0.05
Fully diluted	-	$ (0.04)	$ 0.09	$ 0.05
Weighted average number of shares outstanding	13,558,878	11,567,921	13,606,377	10,289,520

LEADINGBRANDS

PEZ CANDY

NEWS RELEASE

FOR IMMEDIATE RELEASE

CONTACT: Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Toll Free: 1-800-729-2746 ext. 238
E-mail: rmcrae@LeadingBrandsInc.com

Stan Altschuler/David Waldman
Strategic Growth International, Inc.
Tel: 516-829-7111
E-mail: sgi@netmonger.net

LEADING BRANDS, INC. SIGNS LICENSE AGREEMENT WITH PEZ CANDY, INC. TO MANUFACTURE AND DISTRIBUTE *PEZ JUICE DRINKS* THROUGHOUT THE UNITED STATES AND CANADA

Measured awareness of PEZ is extremely high: 97% of teens, 89% of adults with children and 87% of total adults 18 to 44 years old.

VANCOUVER, CANADA, January 15, 2002. LEADING BRANDS, INC. (NASDAQ:LBIX), Canada's largest independent, fully integrated food and beverage brand management company, is pleased to announce that it has entered into a multi-year license agreement with PEZ Candy, Inc. of Orange, Connecticut for the design, manufacture and distribution of PEZ Juice Drinks for sale throughout the United States and Canada.

Leading Brands is designing a unique package that will incorporate the well-known attributes of PEZ into a line of natural, preservative-free juice drinks targeted at 8 to 14 year olds. The new product will address what Leading Brands believes to be a gap in the market: a fun, healthful product that Moms can buy for their kids and that their kids will eagerly consume.

Leading Brands Chairman & CEO Ralph D. McRae said: "This is a huge opportunity for our company. We have been searching for more than a year for the right product to spearhead our US expansion and we believe we have found it with PEZ. The PEZ brand has almost universal recognition amongst kids and their parents. It is a fun product that lends itself well to an extension into beverages.

..../2

Although we are presently keeping our new package concept a secret, we are confident that, when released, the market will have never seen anything like it."

PEZ was founded in Vienna, Austria in 1915 with the first PEZ dispenser distributed in 1927. The product made its way to the United States in 1952. This year will mark PEZ's 50th anniversary in North America.

PEZ is the pioneer of 'interactive' candy. Collectors from kids to adults have initiated fan clubs, newsletters, collector magazines and conventions. Over 3 billion PEZ candies are consumed annually in the United States alone.

PEZ dispensers and licensed products have been auctioned at Christie's in New York and many PEZ dispensers have increased up to 1000% in value. There are more than 100 PEZ web sites. The PEZ dispensers have been featured on *Seinfeld, Rosie O'Donnell, Jay Leno, David Letterman, The Pretender, Party of Five, Murphy Brown, The Client, Toy Story, E.T., Stand By Me*, and other TV programs and movies.

Leading Brands anticipates launch of PEZ Juice Drinks in Canada and specific markets in the US in the Spring of 2002.

We Build Brands™

Leading Brands, Inc. is the largest independent, fully integrated food and beverage brand company in Canada. The Company's unique Integrated Distribution System (IDS) ™ ***offers turnkey, one-stop shopping to food and beverage brand owners. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.***

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company's business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

PEZ TM & © Patrifico AG.

This news release is available at www.LeadingBrandsInc.com

LEADINGBRANDS

POPSTRAW®

NEWS RELEASE

FOR IMMEDIATE RELEASE

CONTACT: Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Toll Free: 1-800-729-2746 ext. 238
E-mail: rmcrae@LeadingBrandsInc.com

Stan Altschuler/David Waldman
Strategic Growth International, Inc.
Tel: 516-829-7111
E-mail: info@sgi-ir.com

LEADING BRANDS SIGNS LICENSE AGREEMENT WITH THE POPSTRAW COMPANY FOR EXCLUSIVE USE OF PATENTED TECHNOLOGY IN CANADA

- Company Expects to Generate Revenues from PopStraw within 90 Days -

VANCOUVER, CANADA, January 18, 2002. LEADING BRANDS, INC. (NASDAQ:LBIX), Canada's largest independent, fully integrated food and beverage brand management company, is pleased to announce that it has entered into a multi-year license agreement with The PopStraw Company of Roseville, Michigan for the exclusive use of the PopStraw™ Technology in Canada. The Company anticipates selling its first products incorporating the new technology within 90 days.

PopStraw is a unique invention that allows consumers to enjoy their favorite beverages from plastic bottles with drinking straws already packaged inside. With PopStraw Inside™, by simply opening a PopStraw bottle, the user is treated to the excitement and convenience of a sanitary plastic drinking straw that pops up – ready to use.

According to The PopStraw Company, existing products adopting the PopStraw technology have seen 10% to 14% increases in sales, even when combined with an increase in price of the product.

Leading Brands Chairman & CEO Ralph D. McRae said: "We are excited to announce our second major milestone so far this year. As our Company continues to build momentum, this remarkable technology will provide us a distinct competitive advantage. PopStraw will immediately begin installing the necessary equipment in our plants, at no cost to Leading Brands. While we will initially include PopStraw in our Johnny's Roadside™ line of lemonades and iced teas, we see enormous potential for additional products."

PopStraw President & CEO Peter F Murphy added: "Beverage brand owners are constantly looking for ways to sell more and/or make more. With PopStraw Inside™, they can sell more volume *and* increase margins because consumers both perceive and realize significantly greater value from the PopStraw feature. We are looking forward to this new relationship with Leading Brands."

PopStraw's website is www.popstraw.com.

Leading Brands will distribute its Johnny's Roadside™ products utilizing PopStraw in both Canada and the United States, where the Company believes the greatest potential lies for this brand.

We Build Brands™

Leading Brands, Inc. is the largest independent, fully integrated food and beverage brand company in Canada. The Company's unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company's business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

This news release is available at www.LeadingBrandsInc.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

CONTACT: Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Toll Free: 1-800-729-2746 ext. 238
E-mail: rmcrae@LeadingBrandsInc.com

Stan Altschuler/David Waldman
Strategic Growth International, Inc.
Tel: 516-829-7111
E-mail: info@sgi-ir.com

LEADING BRANDS ENTERS INTO NEW MULTI-YEAR BOTTLING AGREEMENT FOR GATORADE

VANCOUVER, CANADA, January 25, 2002. LEADING BRANDS, INC. (NASDAQ:LBIX), Canada's largest independent, fully integrated food and beverage brand management company, is pleased to announce that it has entered into a new, multi-year packaging agreement with the Gatorade division of Pepsi-Cola Canada Ltd.

The agreement provides for increased volumes and possible product extensions to be bottled by Leading Brands.

Leading Brands Senior Vice-President Tim Dagg said: "We are extremely pleased to be able to enhance our relationships with this great company. We work hard to provide our customers with the highest quality bottling services possible. We are proud to be able to continue this relationship."

We Build Brands™

Leading Brands, Inc. is the largest independent, fully integrated food and beverage brand company in Canada. The Company's unique Integrated Distribution System (IDS) ™ ***offers turnkey, one-stop shopping to food and beverage brand owners. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.***

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company's business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

This news release is available at www.LeadingBrandsInc.com

LEADINGBRANDS™

Third Quarter Interim Report

for the period ended November 30, 2001

To Our Shareholders:

We are pleased to report record profits for our fiscal third quarter ended November 30, 2001. Historically, the Company's third quarter has produced a loss. We are pleased to have reversed that trend.

Revenues for the third quarter were $14.2 million Cdn ($8.9 million US), versus $17.3 million Cdn ($11.4 million US) for the third quarter of fiscal 2001. The reduction in revenues this year versus last was directly attributable to a change in the Company's SoBe relationship from distribution to co-pack. Excluding SoBe, revenue increased 11.1% over the same period last year, as all other areas of the business improved substantially, including profitability of existing and new business. EBITDA for the three-month period was $855,275 Cdn ($537,099 US) versus $238,410 Cdn ($157,502 US) in the same period last year. The Company reported net income for the third quarter of $86,486 Cdn ($54,312 US) or $0.01 Cdn per share, compared to net loss of $736,421 Cdn ($486,504 US) or $0.06 Cdn ($0.04 US) per share in the same period of last year.

Revenues for the first nine months were $51.4 million Cdn ($33.0 million US), versus $62.3 million Cdn ($42.0 million US) for the first nine months of fiscal 2001. EBITDA for the nine-month period was $4.6 million Cdn ($3.0 million US) versus $3.7 million Cdn ($2.5 million US) in the same period last year. Net income for the first nine months of fiscal 2002 was $2.2 million Cdn ($1.4 million US) or $0.16 Cdn ($0.10 US) per share, compared to net income of $873,854 Cdn ($604,911 US) or $0.07 Cdn ($0.05 US) per share in the same period of last year.

Importantly, our EBITDA for the third quarter rose over 250 percent year to date, which represents a dramatic improvement in our financial position. Specifically, we have benefited tremendously from our cost controls, employee incentive programs and efficiency initiatives.

Looking ahead, we will be well positioned for rapid and profitable growth, as we unveil our highly anticipated new product lines in the weeks ahead. Additionally, we continue to build our new business pipeline and we plan to fully utilize our extensive network of US relationships we have cultivated over the past five years by continually adding new beverage products.

Our 2003 fiscal year ending February 28, 2003 is shaping up nicely. We have recently announced a license agreement with Pez Candy Inc. to develop a Pez® line of juice drinks in Canada and the US. We established a new license with PopStraw™ to exclusively distribute their innovative product in Canada and incorporate their technology into our Johnny's Roadside® line of lemonades and iced teas.

We also entered into new Canada-wide distribution contracts for X-Cola™ and Base™ energy drink. We have also signed new multi-year packaging agreements for Ocean Spray and Gatorade®.

We look forward to a great year of significant new growth for Leading Brands and thank you for your continued support.

Ralph D. McRae
Chairman & CEO

We Build Brands™

LEADING BRANDS, INC.

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)	*November 30* **2001**	*February 28* 2001
ASSETS		
Accounts receivable	**$ 3,308,512**	$ 4,232,742
Due on termination of license	–	4,131,562
Inventory	**2,595,181**	3,353,207
Prepaid expenses	**73,368**	61,366
	5,977,061	11,778,877
Capital assets	**8,161,029**	10,322,670
Trademarks and rights	**375,529**	460,628
Goodwill	**2,162,340**	2,467,865
Deferred costs	**205,042**	282,500
Long-term investment and advances (Note 3)	**5,745,751**	5,027,421
Other	**32,405**	33,179
	$22,659,157	$30,373,140
LIABILITIES		
Bank indebtedness	**$1,030,790**	$4,227,391
Accounts payable and accrued liabilities	**3,706,632**	7,022,633
Current portion of long-term debt	**932,198**	1,009,985
	5,669,620	12,260,009
Long-term debt	**2,417,064**	4,489,997
Convertible preferred shares	**980,318**	1,003,739
	9,067,002	17,753,745
SHAREHOLDERS' EQUITY		
Share capital (Note 1)		
Common shares	**23,566,528**	23,566,528
Treasury stock	**(113,594)**	–
Equity component of convertible preferred shares	**306,295**	306,295
Deficit	**(9,335,279)**	(10,738,871)
Currency translation adjustment	**(831,795)**	(514,557)
	13,592,155	12,619,395
	$22,659,157	$30,373,140

See accompanying Notes to the Consolidated Interim Financial Statements.

LEADING BRANDS, INC.

CONSOLIDATED STATEMENT OF INCOME (LOSS) AND DEFICIT *(UNAUDITED)*

(EXPRESSED IN UNITED STATES DOLLARS)	*Three months ending November 30* **2001**	*Three months ending November 30* 2000	*Nine months ending November 30* **2001**	*Nine months ending November 30* 2000
Sales	**$ 8,926,139**	$11,438,145	**$33,005,847**	$41,963,022
Cost of sales	**7,037,857**	8,655,009	**25,653,897**	31,794,836
Operations, selling, general & administration expenses	**1,340,058**	2,732,727	**4,585,784**	8,071,689
Depreciation and amortization	**357,894**	458,646	**1,105,050**	1,341,014
Interest expense	**124,893**	185,360	**445,432**	546,529
Other (income) expense (Note 4)	**11,125**	(107,093)	**(187,908)**	(395,957)
	8,871,827	11,924,649	**31,602,255**	41,358,111
Net income (loss) before taxes	**54,312**	(486,504)	**1,403,592**	604,911
INCOME TAXES				
Current	**22,811**	–	**589,509**	254,062
Recognition and utilization of tax benefits carried forward, not previously recognized	**(22,811)**	–	**(589,509)**	(254,062)
Net income (loss) after income taxes	**54,312**	(486,504)	**1,403,592**	604,911
Deficit, beginning of period	**(9,389,591)**	(10,622,778)	**(10,738,871)**	(11,431,649)
Preferred share dividends	–	–	–	(282,544)
Deficit, end of period	**(9,335,279)**	(11,109,282)	**(9,335,279)**	(11,109,282)
EARNINGS (LOSS) PER SHARE				
Basic	**$ –**	$ (0.04)	**$ 0.10**	$ 0.05
Diluted	**$ –**	$ (0.04)	**$ 0.09**	$ 0.05
Weighted average number of common shares outstanding	**13,558,878**	11,567,921	**13,606,377**	10,289,520

See accompanying Notes to the Consolidated Interim Financial Statements.

LEADING BRANDS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)	Three months ending November 30 **2001**	Three months ending November 30 2000	Nine months ending November 30 **2001**	Nine months ending November 30 2000
OPERATING ACTIVITIES				
Net income (loss)	**$ 54,312**	$ (486,504)	**$ 1,403,592**	$ 604,911
Items not involving cash				
Depreciation and amortization	**357,894**	458,646	**1,105,050**	1,341,014
Gain on sale of assets	**11,124**	–	**(767,693)**	–
Write-down of capital assets	**-**	–	**418,680**	–
Proceeds from termination of South Beach Beverage Co. LLC agreement	**-**	–	**4,087,917**	–
Changes in non-cash operating working capital items (Note 6)	**345,987**	743,705	**(1,705,186)**	284,406
	769,317	715,847	**4,542,360**	2,230,331
FINANCING ACTIVITIES				
Increase (decrease) in bank indebtedness	**559,471**	(47,655)	**(3,196,601)**	358,860
Purchase of treasury stock	**(28,085)**	–	**(113,594)**	–
Issue of common share capital	**-**	735,435	**-**	1,965,129
Repayment of long-term debt	**(1,574,993)**	(214,757)	**(2,012,676)**	(954,333)
	$(1,043,607)	$ 473,023	**$(5,322,871)**	$1,369,656
INVESTING ACTIVITIES				
Purchase of capital assets	**(36,945)**	(141,680)	**(597,444)**	(1,544,730)
Advances (to) from Northland Technologies Inc.	**(454,968)**	–	**(729,674)**	–
Expenditures on trademarks and rights	**-**	–	**(7,128)**	–
Proceeds from sale of capital assets	**781,971**	–	**2,108,486**	–
Goodwill & deferred costs	**(15,394)**	(889,482)	**(42,441)**	(1,607,462)
Website development costs	**-**	(176,371)	**-**	(491,630)
	274,664	(1,207,533)	**731,799**	(3,643,822)
Effect of exchange rate changes on cash and cash equivalents	**(374)**	18,663	**48,712**	43,835
Cash and cash equivalents, beginning and end of period	**$ -**	$ –	**$ -**	$ –
Interest paid	**$ 103,596**	$ 123,297	**$ 392,067**	$ 420,701
Income tax arrears paid	**-**	$ 165	**-**	$ 313,247

See accompanying Notes to the Consolidated Interim Financial Statements.

1. SHARE CAPITAL

	November 30 **2001**
Authorized:	
Common shares without par value	**100,000,000**
Preferred shares without par value designated into the following series:	
Series "A" preferred shares, without par value	**1,000,000**
Series "B" preferred shares, without par value	**100**
Series "C" preferred shares, without par value	**1,000,000**
Series "D" preferred shares, without par value	**4,000,000**
Series "E" preferred shares, without par value	**4,000,000**
Undesignated	**9,999,900**
Issued:	
Common shares without par value	**13,661,786**
Preferred shares without par value:	
Series "E" preferred shares, without par value	**2,000,000**

Capital transactions during the period *(EXPRESSED IN UNITED STATES DOLLARS)*	*Nine months ending November 30* **2001**
Common shares purchased and held as treasury stock	**108,400**
Value	**$ 113,594**
Series "E" preferred shares issued	**2,000,000**
Value	**$ 306,295**

Stock options granted and cancelled during the period	*Issued and outstanding options*	*Weighted average exercise price*
Outstanding at February 28, 2001	3,149,000	$ 1.55
Granted	95,000	0.91
Cancelled	(244,000)	1.32
Outstanding at November 30, 2001	3,000,000	$ 1.03

On April 30, 2001 the Company cancelled substantially all existing share options at strike prices greater than $1.00 and issued new options on the same terms at $1.00. At November 30, 2001 there were 2,329,384 vested options outstanding at an average strike price of $1.03.

The Company committed to issue warrants to purchase 400,000 common shares at prices ranging from $1.00 to $1.25.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. These interim financial statements do not include all the disclosures required under Canadian generally accepted accounting principles and should be read in conjunction with the most recent audited annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except that the new accounting recommendations issued by the Canadian Institute of Chartered Accountants regarding earnings per share have been adopted. Fully diluted earnings per share have been calculated using the treasury stock method for options and warrants. This method has no material effect on the reported numbers.

Certain of the prior year figures have been reclassified to conform with the current presentation.

3. LONG-TERM INVESTMENT AND ADVANCES

Effective January 1, 2001 the Company sold the business and certain intellectual property and capital assets of its online home shopping business to Northland Technologies Inc. (NTI) in exchange for preferred shares in NTI with a stated value of $7.8 million. Under Canadian GAAP applicable to non-monetary transactions the value attributed to the shares was $4,584,301, which was the book value of the assets disposed of.

The Company has also entered into a management agreement to provide certain management and administrative services to NTI until February 28, 2003.

Subsequent to the disposition of the property the Company advanced approximately $770,000 to NTI primarily for marketing costs and purchases of capital assets. To support the Company's investment further advances are anticipated.

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect recording of transactions and balances. Changes in future conditions could require a material change in the recognized amounts.

4. OTOHER INCOME

On April 2, 2001 the Company sold certain assets and inventory related to its former license arrangement with South Beach Beverage Co., LLC resulting in a gain of $199,033 after recording severance and other costs in connection with the disposition.

5. INCOME TAX EXPENSE

In both the current and prior year current corporate tax expense is fully offset by the utilization of tax benefits which relate to operating losses carried forward and not previously recognized.

6. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months ending November 30 **2001**	*Three months ending November 30* 2000	*Nine months ending November 30* **2001**	*Nine months ending November 30* 2000
Accounts receivable	**$1,315,360**	$1,068,020	**$ 787,889**	$(1,804,752)
Inventory	**61,022**	(690,897)	**686,302**	(3,394,228)
Prepaid expenses	**19,320**	73,334	**(14,902)**	63,947
Accounts payable and accrued liabilities	**(1,049,715)**	293,248	**(3,164,475)**	5,419,439
Changes in non-cash operating working capital items	**$ 345,987**	$ 743,705	**$(1,705,186)**	$ 284,406

7. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company's operations are comprised of an integrated manufacturing and distribution system for beverages, water and snack foods. All of the Company's operations, assets and employees are located in Canada and export sales are not significant.

8. CONTINGENCIES

The Company is party to various legal claims which have arisen in the normal course of business. There have been no material changes in the status of these claims since the issue of the most recent audited annual financial statements.

Leading Brands, Inc. is the largest independent fully integrated brand management company in Canada.

Shareholder Information:

Leading Brands, Inc.
Nasdaq: LBIX
Toll Free: 1-800-729-2746
Website: www.LeadingBrandsInc.com

Officers of the Company and/or its subsidiaries:

Ralph D. McRae
Chairman, President & Chief Executive Officer

Thomas Gaglardi
Secretary

Jody Christopherson
Vice President Sales, Western Canada

Tim Dagg
Senior Vice President and Co-Chief Operating Officer

Derek Henrey, CA
Chief Financial Officer

Donna Higgins, CGA
Corporate Controller and Vice President, Administration

Gerry Kenyon
President and Chief Operating Officer – Quick, Inc.

Dave Read
Senior Vice President and Co-Chief Operating Officer

Patrick Wilson
Vice President Sales, Eastern Canada

LEADINGBRANDS™

LEADING BRANDS, INC.
7400 River Road
Richmond, B.C. V6X 1X6
Tel: 604-214-9722 Fax: 604-214-9733
Toll free: 1-800-729-2746
www.LeadingBrandsInc.com

PRINTED IN CANADA

10

NEWS RELEASE

FOR IMMEDIATE RELEASE

CONTACT: Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Toll Free: 1-800-729-2746 ext. 238
E-mail: rmcrae@LeadingBrandsInc.com

Stan Altschuler/David Waldman
Strategic Growth International, Inc.
Tel: 516-829-7111
E-mail: info@sgi-ir.com

LEADING BRANDS ENTERS INTO NEW MULTI-YEAR PACKAGING AGREEMENT FOR OCEAN SPRAY

VANCOUVER, CANADA, January 31, 2002. LEADING BRANDS, INC. (NASDAQ:LBIX), Canada's largest independent, fully integrated food and beverage brand management company, is pleased to announce that it has entered into a new, multi-year packaging agreement with Ocean Spray International, Inc.

The agreement provides for increased volumes and product extensions to be bottled by Leading Brands.

Leading Brands Senior Vice-President Tim Dagg said: "We are extremely pleased to be able to enhance our relationships with this great company. We have a long standing relationship with Ocean Spray that we are proud to be able to continue."

We Build Brands™

Leading Brands, Inc. is the largest independent, fully integrated food and beverage brand company in Canada. The Company's unique Integrated Distribution System (IDS) ™ ***offers turnkey, one-stop shopping to food and beverage brand owners. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.***

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company's business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

This news release is available at www.LeadingBrandsInc.com